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                         [Narrowstep Logo Appears Here]



United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:    Larry Spirgel
         Assistant Director

RE:      Narrowstep Inc.
         Form 10-KSB for Fiscal Year Ended February 28, 2006
         File No. 333-108632   Filed April 26, 2006

         Form 10-QSB for Fiscal Quarter Ended November 30, 2006
         File No. 333-108632   Filed January 16, 2007


Dear Mr. Spirgel,

        I have reviewed the comments that were made in your letter dated February 22, 2007 as it pertains to our annual and quarterly filings referenced above and have provided a written response for each of the comments below. Per your recommendation, I have responded to each comment with the appropriate amount of detail in order to provide you with the information necessary to better understand our accounting and disclosures. We appreciate your comments and assistance in helping us comply with the applicable disclosure requirements and welcome any feedback that will help enhance the overall disclosures of our filings.


Form 10-K, Item 7. Financial Statements, Auditor's Opinion, page F-2

        1. We note that your current auditors are located in New Jersey. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the United Kingdom. Please tell us how the audit of the Operations in the United Kingdom, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
                o Whether another auditor was involved in the audit of the UK operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditors knowledge of US GAAP and PCAOB Standards; and
                o Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the U.K.


OUR RESPONSE:
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Our independent registered public accountants, Rothstein, Kass & Company, P.C., performed 100% of the audit procedures applied to our consolidated financial statements for the year ended February 28, 2006, in accordance with the auditing standards of the Public Company Accounting Oversight Board. The audit performed by Rothstein, Kass & Company, P.C. included the application of auditing procedures on the operations of the Company at both our U.S. and U.K. locations.


                                Narrowstep Inc.
                          116 Village Blvd, Suite 200
                           Priceton, New Jersey 08540


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Consolidated Statement of Operations, Page F-5

        2. We note from the first bullet point under "Operating Expense" on page 21, that you present expenses directly associated with operating your network as "operating" on the face of your statement of operations, which are excluded from your calculation of gross profit. It appears that these costs are directly attributable to the generation of revenue, and should be included in the calculation of gross profit. Please revise your presentation accordingly or tell us why you believe that your presentation of gross profit is appropriate.
        3. We note from the fifth bullet point under "Operating Expenses" on page 21 that you have classified the entire $1.3 million charge associated with non-cash stock based compensation expense as an operating expense in 2007. If you award stock-based compensation to employees who are directly involved with the generation of revenue, you should revise the statements of operations to classify the resulting compensation expense as a cost of revenue.
        4. It appears that you classify depreciation expense in your statement of operations as general and administrative. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please refer to SAB 11:B and revise your presentation accordingly.

OUR RESPONSE:
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I believe that these comments all relate to our presentation of Cost of Revenue and whether or not we have fully loaded that line with all of the expenses that directly relate to the corresponding revenue generated by the Company. We agree that there are certain expenses, included in Selling, General & Administrative expenses that could be classified as costs of revenue. Per a conversation with Christine Adams from your office, I understand that the SEC is moving in the direction that the cost of revenue should be fully loaded with all expenses related to the generation of revenues, which is consistent with what is done traditionally in manufacturing-type companies. However, for the reasons I've listed below, we believe it would be better for the Company if we changed our income statement presentation so as not to show a breakout of Cost of Revenue and a calculated Gross Profit line item.

o Narrowstep Inc. is a fairly small company whereby many of the employees perform various functions, some of which would be classified as direct labor and the rest as SG&A. The Company is still in a ramp up phase and will continue to have employees that will serve multiple functions. At this point, the cost of installing a time and labor system in order to allocate our costs for financial statement presentation purposes would outweigh the benefit to the Company.
o In my experience, and in reviewing various 10Q's and 10K's of established companies in the telecommunication industry, I have noted a trend towards this alternative statement of operations presentation and therefore believe our presentation will be consistent with other filers in the telecommunication industry.

Therefore, based on the reasons cited above, I believe that a fair and accurate presentation of our statement of operations would be to reflect revenue and expenses separately without creating a Cost of Revenue line item or calculating a Gross Profit line item. I propose that beginning with our February 28, 2007 10-KSB, we modify our statement of operations presentation to reflect the changes described above. We also would like to advise you that we are filing an SB-2 which is based on the November 30, 2006 10-QSB prior to our annual report and would like NOT to reflect these proposed changes in that filing since it could confuse the investor.

We also plan to keep depreciation and amortization on a separate line and will note in the operating expense line of the statement of operations that depreciation and amortization is not included. This treatment will be consistent with the requirements in SAB Topic 11:B


                                Narrowstep Inc.
                          116 Village Blvd, Suite 200
                           Priceton, New Jersey 08540


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For clarification purposes, I have listed below the proposed line item descriptions for statement of operations:

REVENUE
Narrowcasting and Other
Production Services
TOTAL REVENUE

COSTS AND EXPENSES
Operating Expense (Excluding Depreciation and Amortization)
Selling, General & Administrative
Depreciation and Amortization
Impairment Charges - If any
TOTAL

OPERATING PROFIT/LOSS FROM OPERATIONS

Other Income (Expense)
Currency Exchange Income (Loss)

NET INCOME (LOSS)
Foreign Currency Translation Adjustment
COMPREHENSIVE INCOME (LOSS)


Consolidated Statement of Operations, Page F-5

        5. Please revise the face of your income statement to present goodwill impairments as a separate line item, as required by paragraph 43 of SFAS No. 142.

OUR RESPONSE:
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We agree with your comment and going forward, we will present Goodwill
Impairments as a separate line item as required by Paragraph 43 of SFAS No. 142.




Note 6.  Stockholders Equity, Page F-19

        6. Please tell us in more detail about the grant of 942,664 options to Mr. Iolo Jones. Specifically tell us the reason for the grant, the actual grant date, the amount of compensation expense recognized for this transaction and how you determined the fair value of this grant, specifying the accounting literature that you relied upon. Please also tell us if this grant was approved by your Board of Directors.

OUR RESPONSE:
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The stock options that were granted to Mr. Iolo Jones on March 1, 2005 were part of his employment agreement with the Company. These options, which vested immediately, were accounted for under the provisions of APB No. 25. These options were granted with an exercise price equal to the fair market value of the Company's stock at the date of grant and accordingly no compensation expense was recognized in accordance with APB No. 25.

The Board of Directors approved the granting of the stock options to Mr. Jones at a board meeting held on February 28, 2005 and this is documented in the board minutes.



                                Narrowstep Inc.
                          116 Village Blvd, Suite 200
                           Priceton, New Jersey 08540


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Per your request, Narrowstep acknowledges the following:

        o The Company is responsible for the adequacy and accuracy of the disclosures in the filings
        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
        o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or need further clarification to any of our responses to your comments, please contact me at (609) 951-2221.


Sincerely,

/s/ Lisa VanPatten
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Lisa VanPatten
CFO




                                Narrowstep Inc.
                          116 Village Blvd, Suite 200
                           Priceton, New Jersey 08540